Filed by Tribune Company
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) of the Securities Exchange Act of 1934
Commission File No.: 1-8572
Subject Company: The Times Mirror Company

THE FOLLOWING ARE RELEVANT PORTIONS OF TRIBUNE COMPANY'S NEWSLETTER AVAILABLE TO ALL TRIBUNE PERSONNEL AND DISTRIBUTED TO CERTAIN THIRD PARTIES BEGINNING
MARCH 21, 2000.

                       [TRIBUNE EMPLOYEE NEWSLETTER LOGO]
                                 MARCH 21, 2000

                                READ ALL ABOUT IT

                            TRIBUNE AND TIMES MIRROR
                             MERGE TO FORM NATION'S
                              PREMIER MAJOR-MARKET
                                 MEDIA COMPANY

CHAIRMAN'S MESSAGE

THE FOLLOWING MESSAGE WAS SENT VIA CC:MAIL TO ALL EMPLOYEES FROM JOHN MADIGAN, TRIBUNE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, ON MONDAY, MARCH 13.

Dear Fellow Employees:
     Today is a very exciting day in Tribune history. This morning, we announced that Tribune Company has agreed to merge with The Times Mirror Company, one of the top media companies in the United States. The merger will create the nation's premier local market media company, with extensive operations in broadcasting, publishing and interactive. The newly merged company will retain the Tribune name and its Chicago headquarters. I will continue to serve as chairman, president and chief executive officer.
     The Tribune-Times Mirror merger creates a national reach and presence in 18 of the nation's top 30 U.S. markets and makes us the only media company with a newspaper and television combination in four markets--New York, Los Angeles, Chicago and Hartford. In addition, it creates one of the largest providers of interactive news, information and entertainment services in the United States.
     Tribune is a growth company. The combined company creates significant value for our employees, shareholders, customers and advertisers. And it clearly gives us tremendous growth opportunities for our businesses across multiple media outlets
     Tribune and Times Mirror are both successful, strong companies with enviable track records in the media industry. Each is a leader in its respective markets. By joining together, we are building a national "footprint" for our company with the size, scale and scope to stay competitive in a rapidly consolidating marketplace.
     Both companies bring distinct and complementary areas of expertise and each has very talented employees. With roots dating back to the 19th Century, Times Mirror is a leading news and information company that publishes five metropolitan and two suburban daily newspapers. Newspapers include its flagship, the Los Angeles Times, Newsday and The Hartford Courant. It also has an interactive division with special expertise in producing targeted online communities.
     The merger also provides the platform to expand our local interactive business into a truly national presence. The combined company already is the largest local market provider of interactive services and will compare favorably with competitors such as The Wall Street Journal, USA Today and The New York Times.
     We expect increased growth and earnings stability from the greater diversity of our products, channels, and--ultimately--our customers. Being part of a larger media company will give employees even more learning and career-advancing opportunities.
     Over time, we will be in a better position to communicate the effect of the company's growth on personnel benefits and other opportunities for employees of the merged company. Throughout the integration process, we will regularly communicate with you.
     We have a bright, exciting future, and your talent is an important part of the combined company's success. Thank you for your continued support and commitment to Tribune.

/s/John W. Madigan


                                  THE DETAILS
--------------------------------------------------------------------------------

o Tribune Company and The Times Mirror Company have signed a definitive agreement for a merger of the two companies in a cash and stock transaction valued at approximately $8 billion.

o Tribune will make a cash tender offer for up to 28 million Times Mirror shares (approximately 48 percent of shares outstanding) at a price of $95 per share. Following completion of the tender offer, Tribune and Times Mirror will merge in a transaction in which each Times Mirror common share is converted into 2.5 shares of Tribune common stock.

o Four new directors, Jeffrey Chandler, Roger Goodan, William Stinehart, Jr., and Thomas Unterman, will be added to the Tribune board of directors, bringing the number of Tribune board members to 16 (see page 5 for information on the new directors).

o The merger is subject to the approval of the shareholders of both companies and other customary conditions. The Chandler Trusts, which own more than 60 percent of Times Mirror stock, have signed a voting agreement committing to vote their shares in favor of the transaction, subject to the provisions of the agreement.

o Because the transaction does not require the transfer of any broadcast station licenses, no Federal Communications Commission (FCC) approval is required to complete the merger. The FCC's policy provides that the newly created television/newspaper combinations may be held until the next license renewal. License renewals for Tribune television properties are in 2006 (Los Angeles and Hartford) and 2007 (New York).

o If the FCC's cross-ownership rule has not been modified by that time, a waiver would be needed to allow continued ownership. The company expects that by the time its television licenses are up for renewal, the cross-ownership issue will be resolved favorably.

o The companies expect the tender offer to be completed in mid-April and the merger to be completed in the second or third quarter of 2000.

                                  THE BENEFITS
--------------------------------------------------------------------------------

Following completion of the merger, Tribune Company will have 11 daily newspapers, 22 television stations and four radio stations. The combined company will be one of the largest providers of interactive news and information services in the U.S. and the largest multimedia company in four of the nation's five most populous states--California, New York, Illinois and Florida.

Key economic and strategic benefits of the merger:

   o Combines leading print, broadcast and Internet assets in the top three markets and ideally positions the company to provide consumers and advertisers a robust array of media choices.

   o Led by top interactive sites in New York, Los Angeles and Chicago, creates an Internet company with approximately $55 million in projected 2000 revenue and an estimated 3.4 million unique monthly visitors. This puts the combined company in the top 20 ranking for news/information/entertainment interactive services.

   o Creates a compelling set of marketing solutions in top metro newspaper markets, increasing revenue from the rapidly expanding national advertising category--including national retailers.

   o Brings together a worldwide newsgathering organization of extraordinary quality, scope and depth, providing the public in the communities served with news and opinion that is both diverse and comprehensive.

A NATIONAL FOOTHOLD
--------------------------------------------------------------------------------

Its merger with Times Mirror would give Tribune Company both broadcasting and publishing interests in several major markets. It would be the only media company with a TV station and newspaper in four: New York, Los Angeles, Chicago and Hartford.

               [Outline of contiguous United States plotting geographical location of Times-Mirror newspapers,
               Tribune Co. newspapers, Tribune Co. TV stations and Tribune Co. radio stations]


TIMES MIRROR NEWSPAPERS: 7

Los Angeles Times
Newsday
The Baltimore Sun
The Hartford Courant
The Morning Call (Allentown, Pa.)
The Advocate (Stamford, Conn.)
Greenwich Time (Greenwich, Conn.)

TRIBUNE CO. NEWSPAPERS: 4

Chicago Tribune
Sun-Sentinel, South Florida
The Orlando Sentinel
Daily Press (Hampton Roads, Va.)

TRIBUNE CO. TV STATIONS: 22

Including WPIX (New York), KTLA (Los Angeles) and WGN (Chicago)

TRIBUNE CO. RADIO STATIONS: 4

Including WGN and three stations in the Denver area.


Note: Tribune Co. is awaiting FCC approval of its acquisition of a second TV station in Hartford.

Sources: Times Mirror, Tribune Co.


[Side-by-side lists comparing Tribune Company and The Times Mirror Company:]
                                   TRIBUNE CO.

Founded in 1847, the Chicago Tribune also had a long tradition of conservatism under the Medill-Patterson-McCormick families. Tribune Co. has grown into an expansive multimedia company with holdings in newspapers, television, radio and the Internet.

CHAIRMAN, PRESIDENT AND CEO:
John W. Madigan
HEADQUARTERS:  Chicago

--------------------------------------------------------------------------------
1999 REVENUES:  $3.2 billion
  PUBLISHING:  $1.6 billion (50%)
  BROADCASTING AND ENTERTAINMENT:
  $1.3 billion (40.6%)
  EDUCATION:  $300 million (9.4%)
1999 NET INCOME:  $1.6 billion
--------------------------------------------------------------------------------

EMPLOYEES:  12,700

NEWSPAPER PUBLISHING
o   Combined daily circulation for four newspapers:  1,213,378
o   Editorial employees:  1,570
o   Newspaper bureaus:  22 (10 foreign, 12 domestic)

INTERACTIVE
Manages Internet activities of the company's newspapers, television and radio stations. Also provider of other Internet products and services.

EDUCATION
Developer, publisher and marketer of educational materials, children's books and non-fiction consumer titles.
o   The Wright Group
o   Everyday Learning/Creative Publications Group
o   NTC/Contemporary Publishing Group
o   Landoll Inc.
o   Instructional Fair Group

BROADCASTING/ENTERTAINMENT
Operates 22 television stations and four radio stations. Owns Chicago Cubs baseball team.

                                TIMES-MIRROR CO.

Founded in 1881 and run by the Otis and Chandler families for nearly a century, the Los Angeles Times had long been viewed as politically conservative. The paper later became noted for its large national and overseas reporting staff. Recent controversies threatened the Times' journalistic credibility.

CHAIRMAN, PRESIDENT AND CEO:
Mark H. Willes
HEADQUARTERS:  Los Angeles

-------------------------------------------------------------------------------
1999 REVENUES:  $3.0 billion
  NEWSPAPER PUBLISHING: $2.6 billion (83.3%)
  NON-MEDIA:  $235 million (7.8%)
  MAGAZINE PUBLISHING:  $279 million (9.1%)
1999 NET INCOME:  $259 million
--------------------------------------------------------------------------------

EMPLOYEES:  20,619

NEWSPAPER PUBLISHING
o   Combined daily circulation of seven newspapers:  2,342,462
o   Editorial employees:  2,526
o   Newspaper bureaus:  54 (32 foreign, 22 domestic)

INTERACTIVE
Times Mirror Interactive (TMI) manages Internet operations of Times Mirror's newspapers, magazines and Jeppesen, including LATimes.com.

MAGAZINE PUBLISHING
Owns more than 15 magazines, including:
o   Field & Stream
o   Popular Science
o   GOLF Magazine
o   SKI

NON-MEDIA BUSINESS
Jeppesen Sanderson Inc.
(Provider of print and electronic flight information services)

       TRIBUNE-TIMES MIRROR MERGER POSITIONS THE COMPANY FOR FASTER GROWTH
       ------------------------------------------------------------------

NATIONAL REACH, LOCAL TOUCH
  The merger will create the nation's permier local market multimedia company, combining national reach and a major presence in 18 of the nation's top 30 U.S. markets.

  Tribune will become:
     o the only media company with a TV station and newspaper in four major markets: New York, Los Angeles, Chicago and Hartford, Conn.
     o No. 1 media company in four of the five most-populous states
     o No. 2 newspaper company in terms of revenue, operating cash flow and margins
     o No. 3 newspaper company in circulation
     o the owner of 7 newspapers in the top 30 markets
     o the owner of TV stations in 10 of the top 12 markets, 16 of the top 30 markets

EXPANDED INTERACTIVE PRESENCE
  Tribune Interactive will:
     o become the largest local-market provider of interactive services
     o establish national reach with strong local brands in 21 major markets
     o rank among the top 20 news, information and entertainment sites
     o be better positioned for national e-commerce opportunities

NATIONAL ADVERTISING REVENUE POTENTIAL
  The combined company will:
     o expand Tribune Newspaper Network to 11 markets
     o use exceptional national coverage to compete with USA Today, The Wall Street Journal and The New York Times

GREAT NEWSPAPERS REMAIN GREAT
     o The industry is consolidating. The merger ensures that Tribune stays in the forefront of this trend.
     o Size, scale and scope all make a difference in Tribune's ability to provide more choices, better information and greater efficiency in operations.


                          TRIBUNE-TIMES MIRROR RANKS IN
           TOP 20 FOR INTERACTIVE NEWS, INFORMATION, AND ENTERTAINMENT
           -----------------------------------------------------------

               MONTHLY
            TOP 25 SITES                         UNIQUE VISITORS
 NEWS, INFORMATION, AND ENTERTAINMENT             (IN THOUSANDS)

     1.   ABOUT.COM                                    10,387
     2.   ZDNET.COM                                     9,355
     3.   CNET.COM                                      8,621
     4.   DISNEY ONLINE                                 6,682
     5.   MSNBC.COM                                     6,674
     6.   WEATHER.COM                                   5,548
     7.   ESPN                                          4,908
     8.   SONY ONLINE                                   4,876
     9.   PATHFINDER.COM                                4,664
     10.  CNN.COM                                       4,468
     11.  IVILLAGE SITES                                4,188
     12.  ENTERTAINDOM-WARNER BROTHERS                  4,166
     13.  WINDOWSMEDIA.COM                              3,868
     14.  GO2NET.COM                                    3,862
     15.  SPORTSLINE.COM SITES                          3,857
     16.  LFMN.COM                                      3,784
     17.  GAMESVILLE                                    3,713
     18.  FREELOTTO.COM                                 3,685
     19.  DIGITALCITY.COM                               3,511
     20.  COMBINED TRB/TMC                              3,401
     21.  UPROAR.COM                                    3,362
     22.  BROADCAST.COM, INC.                           3,299
     23.  ABC NEWS                                      3,231
     24.  MARKETWATCH.COM                               3,214
     25.  ONHEALTH.COM                                  3,119

[Chart illustrating following break-down of Combined TRB/TMC total Unique Visitors(in thousands):]

     TRIBUNE INTERACTIVE                                1,974
     L.A. TIMES                                           948
     NEWSDAY                                              239
     SUNSPOT                                              240
     TOTAL                                              3,401

Source:  Media Metrix, December 1999

              ANALYSTS REACT TO NEWS OF TRIBUNE/TIMES MIRROR UNION
              ----------------------------------------------------

       Wall Street analysts that follow Tribune stock weighed in heavily on the deal. Following are excerpts from their comments:

     EDWARD ATORINO, WASSERSTEIN PARELLA: In a bold and visionary move, Tribune Co. agreed to acquire Times Mirror in a cash and stock deal. The addition of Times Mirror's major-market newspapers will give Tribune Co. television and newspaper properties in Chicago, New York, Los Angeles and Hartford, making the company a national multimedia powerhouse.
     The deal also will significantly expand Tribune's Internet operations from regional to national in scope, substantially increasing revenues, unique visitors and content. While dilutive to Tribune's earnings over the next 2-3 years, we believe the acquisition significantly strengthens Tribune's long-term competitive position and enhances growth prospects.
     PETER APERT, DEUTSCHE BANC/ALEX BROWN: We believe Tribune's expanded media platform provides the basis for significant revenue and earnings growth leverage over the next several years. Cross-ownership of multiple media properties in several key markets should lead to sharp improvement in the combined company's margins and acceleration in the earnings growth rate.
     In our opinion, Tribune is on the leading edge of the next mega-trend in the U.S. media industry: the emergence of cross-ownership as a significant driver of industry consolidation and growth. While there are still long-term regulatory barriers to overcome, we believe liberalization of the existing cross-ownership rules is inevitable.
      LELAND WESTERFIELD, PAINEWEBBER: Strategic rationale bolsters Tribune as a multi-tiered media company with local content and distribution emphasis. The strategic focus for Tribune remains fixed on building out its interactive and electronic media asset base and creates local media in 18 of the top 30 markets. By acquiring Times Mirror, that core strategy is advanced while refueling core publishing growth.
     LAUREN FINE, MERRILL LYNCH: In a fragmented and increasingly competitive media environment, we think consolidation makes a lot of sense, as does increasing the points of presence in a market to leverage video and print content opportunities online.
     While the mix of print/broadcast moves back toward print as a result of this deal--away from the equal balance Tribune had before--we think Tribune's high penetration in large media markets should offset any potential concern.


                         MERGER BRINGS NEW BOARD MEMBERS
                         -------------------------------

        As part of the merger agreement between Tribune and Times Mirror, four new members will join Tribune Company's board of directors.

     JEFFREY CHANDLER is president and chief executive officer of Chandler Ranch Co., one of the largest growers of avocados in California. Previously, he was president and chief executive officer of Western Telecommunications, Inc.
     ROGER GOODAN has been a director on Times Mirror's board since 1998. In 1999, he was named vice president of global client accounts for Schlumberger Oilfield Services in North America. Prior to that, Goodan has held management positions throughout Schlumberger, including positions in operations, engineering and finance, since 1973.
        WILLIAM STINEHART, JR., has been a director on Times Mirror's board since 1991. He is a partner in the law firm of Gibson, Dunn & Crutcher LLP, where he has practiced law since 1969.
     THOMAS UNTERMAN is the managing member of Rustic Canyon Group, a $500 million private equity investment firm. Previously, he was executive vice president and chief financial officer of Times Mirror, responsible for the company's finance functions, including accounting, audit, strategic development, tax and investor relations.
     In addition, DENNIS FITZSIMONS, Tribune executive vice president/media operations, has been nominated to assume the position being vacated by JIM DOWDLE when he retires from the board at the annual meeting in May. Shareholders will vote on FitzSimons' nomination at the meeting.

The preceding communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained therein. The forward-looking statements include statements about future financial and operating results and the proposed Tribune/Times Mirror combination. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the tender offer for shares of common stock of Times Mirror or the merger of Times Mirror with and into Tribune; failure of the Tribune or Times Mirror stockholders to approve the merger; the risk that the Tribune and Times Mirror businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tribune's and Times Mirror's business generally. More detailed information about those factors is set forth in Tribune's and Times Mirror's filings with the Securities and Exchange Commission ("SEC"), including their most recent quarterly reports on Form 10-Q and their Current Reports on Form 8-K. Tribune and Times Mirror are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ALL STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER OFFER FOR SHARES OF TIMES MIRROR COMMON STOCK THAT WAS FILED BY TRIBUNE WITH THE SEC ON MARCH 21, 2000 AND IS BEING MAILED TO STOCKHOLDERS OF TIMES MIRROR. THE TENDER OFFER STATEMENT CONTAINS IMPORTANT INFORMATION THAT STOCKHOLDERS OF TIMES MIRROR SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Stockholders of Times Mirror may obtain the tender offer statement, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the tender offer statement and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention:
Investor Contact, telephone: (312) 222-3787.

ALL STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CONCERNING THE MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO STOCKHOLDERS OF TRIBUNE AND TIMES MIRROR. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.

Tribune and its officers and directors may be deemed to be participants in the solicitation of proxies from Tribune's stockholders with respect to the merger and related transactions. Information regarding such officers and directors is included in Tribune's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the SEC on March 24, 1999. This document is available free of charge at the SEC's Internet site (http://www.sec.gov). In addition, Tribune's Proxy Statement for its 1999 Annual Meeting of Stockholders may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.